

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

June 14, 2017

Mr. Steven J. McGarry
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, Delaware 19713

>   **Re: SLM Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-13251**

Dear Mr. McGarry:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Gus Rodriguez
>
>   Gus Rodriguez
>   Accounting Branch Chief
>   Office of Financial Services